EXHIBIT 23.1

Independent Auditors’ Consent

The Board of Directors

SERENA Software, Inc.:

We consent to the use of our reports dated February 16, 2004, with respect to the consolidated balance sheets of SERENA Software, Inc. and subsidiaries as of January 31, 2004 and 2003, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended January 31, 2004, and the related financial statement schedule, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

The audit reports include an explanatory paragraph that refers to SERENA’s adoption of the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and other Intangible Assets”, effective February 1, 2002.

/s/    KPMG LLP

San Francisco, California

June 1, 2004